Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05007002

30 March 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

RECEIVED
2005 APR -5 A

dlw 4/5

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

29 March 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE BANK

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 25th March 2005, was 0.035%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 8792
Facsimile:
(02) 8232 4437

Email Address
kandrade@macquarie.com.au

Please telephone
Karen Andrade on
(02) 8232 8792
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	30 March 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	87 (incl. this page)
From	Karen Andrade	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Open Telecommunications Limited (**OTT**).

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: **Open Telecommunications Limited**

ACN/ARSN 056 010 121

1. Details of substantial holder (1)

Name: Macquarie Bank Limited (***MBL***) and its controlled bodies corporate listed in Annexure A (***MBL Group***)

ACN/ARSN (if applicable) 008 533 542

There was a change in the interests of the substantial holder on 24/03/2005

The previous notice was given to the company on 05/05/2004

The previous notice was dated 04/05/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ordinary shares	203,967,405	11.33%	3,569,350	19.8%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
8/03/2005	MBL	Pursuant to Section 608(1) of the Corporations Act	See Annexure B	Ordinary shares - 160,000	160,000
24/03/05	MIIPL	Obtained a relevant interest pursuant to ss 608(3)(b) and 608(8) of the Corporations Act through the relevant interest held by OT Holdings Pty Limited ACN 113 519 823 (***OT Holdings***) under a subscription agreement with OT Holdings (see Annexure E) and a shareholders' agreement with Wireless Superannuation Fund (as trustee of the Wireless Superannuation Fund) ACN 094 129 763 (***WSF***) and OT Holdings (see Annexure G).	See Annexures C, D, E and G	ordinary shares – 3,569,350	3,569,350
24/03/05	MBL Group	Each entity has a relevant interest under s608 of the Corporations Act as associates of MBL and MIIPL	See Annexures E and F	ordinary shares – 3,569,350	3,569,350
24/03/05	OT Holdings (an associate)	Obtained a relevant interest pursuant to s608(1)(c) of the Corporations Act under pre-bid agreements with MBL and Telinvest Pty Limited ACN 088 591 539 (***Telinvest***) to acquire 1,879,675 and 1,689,675 ordinary shares respectively (see Annexures C and D)	See Annexures C and D	ordinary shares - 3,569,350	3,569,350

24/03/05	WSF (an associate)	Obtained a relevant interest pursuant to ss 608(3)(b) and 608(8) of the Corporations Act through: a relevant interest in the relevant interest held by OT Holdings, an entity controlled by WSF; under a subscription agreement with OT Holdings (see Annexure F); and a shareholders' agreement with WSF and OT Holdings (see Annexure G).	See Annexures C, D, F and G	ordinary shares - 3,569,350	3,569,350
24/03/05	Wayne Passlow (an associate)	Obtained a relevant interest pursuant to s608(3)(b) of the Corporations Act, through a relevant interest in the relevant interests held by WSF, an entity controlled by Passlow	See Annexures C and D	ordinary shares - 3,569,350	3,569,350

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
MBL Group	MBL and Telinvest	OT Holdings	MIIPL obtained its relevant interest as a person controlling OT Holdings under s12(2)(c) and party to a subscription agreement entered into with OT Holdings (see Annexure E) which obtained its relevant interest in securities of the Company under s608(1)(a) of the Corporations Act upon entering into pre-bid agreements with Telinvest (see Annexures C and D)	ordinary shares - 3,569,350	3,569,350

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
OT Holdings	An associate of MIIPL under section s12(2)(b) of the Corporations Act through a subscription agreement with MIIPL (see Annexure E) and through a shareholders agreement with MIIPL and WSF (see Annexure G) for the purpose of controlling the conduct of the affairs of the Company through OT Holdings.
WSF	Proposing to act in concert with MIIPL and OT Holdings in relation to the affairs of the Company in accordance with s12(2)(c) of the Corporations Act under a shareholders agreement (see Annexure G).

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL, MIIPL, MBL Group	Level 15, 1 Martin Place, Sydney, NSW, Sydney, 2000
Telinvest, WSF, Passlow	C/- Level 2,73 Miller Street, North Sydney, NSW, 2060
OT Holdings	Level 17, 2 Chifley Square, Sydney, NSW, 2000

Signature

print name Angela Blair — capacity Assistant Company Secretary

sign here [signature] — date 30/03/2005

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 7191
Facsimile:
(02) 8232 4437

Email Address
mtually@macquarie.com.au

Please telephone
Karen Andrade on
(02) 8232 7191
if complete transmission
not received.

Compliance, RMD

Attention	Company Announcements	**Date**	24 March 2005
Company	ASX		
Fax No	1900 999 279	**Pages**	17 (incl. this page)
From	Karen Andrade	**Priority**	Routine

MACQUARIE

Message

FORM 604:

Attached FORM 604 re Macquarie CountryWide Trust (**MCW**).

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Macquarie Countrywide Management Limited
As Responsible Entity for
Macquarie Countrywide Trust
Level 15, 1 Martin Place
Sydney NSW 2000

ACN/ARSN — 093 143 965

1. Details of substantial holder(1)

Name — Macquarie Bank Limited ("MBL") and its controlled bodies corporate listed in Annexure A (the "MBL Group")

ACN (if applicable) — 008 583 542

There was a change in the interests of the substantial holder on — 22nd March 2005
The previous notice was given to the company on — 16th March 2005
The previous notice was dated — 11th March 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice: Person's votes	Previous notice: Voting power (5)	Present notice: Class of securities (4)	Person's votes	Voting power (5)
Fully Paid Units ("fpu")	151,300,205	14.69%	fpu	151,467,505	13.18%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
22/03/2005	MIML	Purchase of Securities	$343,483.95	187,600	fp unt	187,600
22/03/2005	MIML	Purchase of Securities	$ 22,703.63	12,400	fp unt	12,400
21/03/2005	MIML	Purchase of Securities	$505,155.76	275,900	fp unt	275,900
21/03/2005	MIML	Purchase of Securities	$ 44,125.59	24,100	fp unt	24,100
18/03/2005	MIML	Purchase of Securities	$101,983.24	55,700	fp unt	55,700
18/03/2005	MIML	Sale of Securities	$ 6,210.78	3,400	fp unt	3,400
21/03/2005	MBL	Sale of Securities	$228,750.00	125,000	fp unt	125,000
21/03/2005	MBL	Sale of Securities	$183,000.00	100,000	fp unt	100,000
21/03/2005	MBL	Sale of Securities	$ 27,450.00	15,000	fp unt	15,000
21/03/2005	MBL	Sale of Securities	$ 45,750.00	25,000	fp unt	25,000
21/03/2005	MBL	Sale of Securities	$219,600.00	120,000	fp unt	120,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number and of	Class Securities	Person's votes
Macquarie Investment Management Limited 'MIML'	Bond Street Custodians Limited	Bond Street Custodians Limited	Pursuant to Section 608(1) of the Corporations Act	24,125,765	fpu	24,125,765
	BNP Paribas Securities Services	BNP Paribas Securities Services	As above	5,284,567	fpu	5,284,567
	JP Morgan	JP Morgan	As above	8,855,590	fpu	8,855,590
	National Nominees	National Nominees	As above	9,017,661	fpu	9,017,661
	State Street Nominees	State Street Nominees	As above	3,019,940	fpu	3,019,940
	State Trustees	State Trustees	As above	631,661	fpu	631,661
Macquarie Life Limited 'MLL'	Macquarie Life Limited	Macquarie Life Limited	As above	25,730,469	fpu	25,730,469
Macquarie Private Portfolio Management Limited ('MPPM')	Bond Street Custodians Limited	Bond Street Custodians Limited	As above	39,040	fpu	39,040
Macquarie Bank Limited 'MBL'	Pacific RIM Operations Limited	Pacific RIM Operations Limited	As Above	20,841,990	fpu	20,841,990
	Belike Nominees Pty Limited	Belike Nominees Pty Limited	As Above	41,690,158	fpu	41,690,158
	Macquarie Countrywide Management Ltd	Macquarie Countrywide Management Ltd	As above	3,896,109	fpu	3,896,109
	MBL	MBL	As Above	7,199,861	fpu	7,199,861
	Gillman	Gillman	As Above	1,134,694	fpu	1,134,694

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Controlled bodies corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MBL Group	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIML	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MSAL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MPPM	C\- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
Westpac Nominees, c/-State Street Australia	L. 18, 338 Pitt St., Sydney, NSW 2000
State Trustees	L. 18, 338 Pitt St., Sydney, NSW 2000
JP Morgan	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
National Australia Bank Custodial Services	5th Floor, 271 Collins St., Melbourne, VIC 3000
BNP Paribas Securities	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000

Signature

print name: Dennis Leong   Capacity: Company Secretary

sign here   Date: 24th March 2005